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                            November 6, 2023

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks Vault 3, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
3, LLC
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed October 23,
2023
                                                            File No. 024-12289

       Dear Joshua Goldstein:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment to Offering Statement on Form 1-A

       General

   1. We believe you are using advertisements on television to promote your offerings. Please provide us with your
legal analysis as to why you believe such advertisements are permissible under
Regulation A. In doing so, please differentiate between offerings that have qualified and
offerings that have not yet qualified. In this regard, we draw your attention to the
provisions in Rule 251(d)(iii) and Rule 255 of Regulation A under the
                                                        Securities Act of 1933,
as amended.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Joshua Goldstein
Masterworks Vault 3, LLC
November 6, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameJoshua Goldstein                        Sincerely,
Comapany NameMasterworks Vault 3, LLC
                                                          Division of
Corporation Finance
November 6, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName